Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a clinical-stage pharmaceutical company focused on the development of a portfolio of novel orally available small molecule drug candidates. Our business comprises a pipeline of proprietary clinical and preclinical stage drug candidates that are being developed for diseases for which there are no approved therapies or where improved therapies are needed including post-stroke sensorimotor recovery, traumatic brain injury, or TBI, recovery, substance use disorders, or, SUD, and chronic cough. We also hold a 20% equity interest in a spin-out company, Neurosterix US Holdings LLC, a private company developing a portfolio of preclinical stage proprietary drug candidates for schizophrenia and mood disorders.

Our lead development compound is dipraglurant, a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM, currently under evaluation for future development in post-stroke/TBI recovery. On April 30, 2025, we announced entering into an option and collaboration agreement with Sinntaxis AB for an exclusive license to intellectual property covering the use of mGlu5 inhibitors for the treatment of brain injury recovery. The agreement also includes a research collaboration under which the Sinntaxis team will complete evaluation of dipraglurant for the treatment of brain injury recovery.

Our second development compound, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM. On July 22, 2024, we announced that our partner Janssen terminated the development of drug candidate ADX71149, because the Phase 2 study did not achieve statistical significance for the primary endpoint. On April 17, 2025, we announced that our partner Janssen terminated our partnership agreement and returned to us the program including all related intellectual property. We are currently evaluating the future development of ADX71149.

Our third development program is gamma-aminobutyric acid subtype-b positive allosteric modulators, or GABAB PAM for substance use disorders. On September 25, 2026, we announced that our partner, Indivior, terminated our license agreement, following their announced merger with Supernus Pharmaceuticals, returning to us the program including all related intellectual property.  The program has successfully completed IND enabling studies with a selected compound and subject to securing funding or a development partner, we plan to seek regulatory approval to enter Phase 1.

Our fourth development program is GABAB PAM for chronic cough. Under the terms of the recently terminated agreement with Indivior, we have exercised our right to select a compound to advance our own independent GABAB PAM program for the treatment of chronic cough. Our selected compound has demonstrated robust anti-tussive activity in multiple preclinical models of chronic cough compared to reference drugs. Subject to securing funding or a development partner, we plan to initiate IND enabling studies.

We cannot forecast with any degree of certainty which proprietary products or indications, if any, will be subject to future collaborative arrangements, in whole or in part, and how such arrangements would affect our development plan or capital requirements. To date, we have secured grants and other funding from government and non-governmental organizations. As we advance our clinical and preclinical programs, we will continue to apply for subsidies, grants and government or agency sponsored studies that could offset or reduce our development costs.

The development and commercialization of drugs is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized pharmaceutical companies, including products approved for marketing and/or drug candidates under development, for each of the drug candidates and each of the indications for which we are developing.

Furthermore, government authorities in the United States, at the federal, state and local levels, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical products, such as those we are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

We were founded in May 2002 and completed our initial public offering of shares on the SIX Swiss Exchange in May 2007. On January 29, 2020, we listed American Depositary Shares (ADSs) representing our shares on the Nasdaq Stock Market following the United States Securities and Exchange Commission (SEC) having declared our registration statements on Forms F-1 and F-6 effective. On October 6, 2023, we filed a post-effective amendment to the form F-6 in Addex Therapeutics in order to change our ADS ratio from one ADS to six shares to a new ratio of one ADS to one hundred and twenty shares. The ADS ratio change has been effective since October 23, 2023, and had the same effect as a one to twenty ADS reverse split. On September 22, 2025, we filed a new registration statement on F-6 in order to appoint the Bank of New-York Mellon (BNY) as our new ADS depositary agent.

Our operations to date have included organizing and staffing our company, raising capital, out-licensing rights to our research stage programs and conducting preclinical studies and clinical trials.

As of June 30, 2026, we have generated CHF 66.8 million of revenue from the sale of license rights and conducting funded research activities for certain research programs. We have historically financed our operations mainly through the sale of equity. Through June 30, 2026, we had raised an aggregate of CHF 357.1 million of gross proceeds from the sale of equity.

We have incurred losses for a total amount of CHF 363.5 million since our inception. During the six-month period ended June 30, 2025, and 2026, we incurred a net loss of CHF 3.3 million and CHF 3.5 million respectively. We expect to continue to incur significant expenses and operating losses in the medium-to-the-long term. We anticipate that our expenses will increase significantly in connection with our ongoing and future activities as we:

●	continue to invest in our portfolio of preclinical and clinical stage programs;
●	hire additional research and development, and general and administrative personnel;
●	maintain, expand and protect our intellectual property portfolio;
●	identify and in-license or acquire additional drug candidates; and
●	incur additional costs associated with operating as a public company in the United States.

We will need substantial additional funding to support our operating activities as we advance our research and drug candidates through clinical development, seek regulatory approval and prepare for commercialization, if any, of our product candidates are approved. Adequate funding may not be available to us on acceptable terms, or at all.

We have no manufacturing facilities, and all our manufacturing activities are contracted out to third parties. Additionally, we currently utilize third-party contractors to carry out a significant proportion of our research and development activities. Furthermore, we do not yet have a sales organization.

The Neurosterix Transaction

On April 2, 2024, we divested our allosteric modulator discovery platform and a portfolio of pre-clinical programs to a new Swiss company, Neurosterix Pharma Sàrl (equivalent to an LLC), focused on the discovery and development of novel orally available allosteric modulator drug candidates, including M4 PAM for schizophrenia and mGlu7NAM for stress related disorders. In connection with the Transaction, we received gross proceeds of CHF 5.0 million and a 20% equity interest in Neurosterix US Holdings LLC, the parent company of Neurosterix Pharma Sàrl. Neurosterix US Holdings LLC received USD 65.0 million from a syndicate of investors led by Perceptive Advisors.

The divestment of our discovery platform and early-stage programs includes the transfer of the associated research and development staff, with a service agreement to allow key members of staff to support us in achieving our business strategy at zero cost for us until December 31, 2024. As of the date of the Transaction, all employees of the Group, other than our Head of Finance, became employees of Neurosterix Pharma Sàrl. Pursuant to the service agreement, certain former employees dedicate a portion of their time to us. As of January 1, 2025, the agreement was not formally renewed. However, Neurosterix agreed to provide the Group with access to certain employees and infrastructure at zero cost. Since November 1, 2025, our CEO, Tim Dyer, has been directly remunerated by us. On February 28, 2026, Neurosterix relocated its offices, and since that date we assumed responsibility for the rent of our administrative

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

offices. As of the issuance date of these unaudited interim condensed consolidated financial statements, we continue to have access to research and development staff at zero cost.

License Agreement with Indivior

On January 2, 2018, we entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement includes the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at Addex to discover novel GABAB PAM compounds.

On August 27, 2024, Indivior selected a compound for future development in substance use disorder and the Group also exercised its right to select a compound to advance its own independent GABAB PAM program for the treatment of chronic cough. On May 12, 2025, Indivior successfully completed IND enabling studies with their selected compound. On September 25, 2026, Indivior terminated our license agreement, following their announced merger with Supernus Pharmaceuticals, returning to us the program including all related intellectual property.

Components of Results of Operations

Revenue

From the beginning of January 1, 2023 through June 30, 2026, we recognized CHF 2.1 million as revenue primarily under our recently terminated license agreement with Indivior. We do not have approval to market or commercialize any of our drug candidates, we have never generated revenue from the sale of products and we do not expect to generate any revenue from product sales for the foreseeable future. Prior to approval of a drug candidate, we will seek to generate revenue from a combination of license fees, milestone payments in connection with collaborative or strategic relationships, royalties resulting from the licensing of our drug candidates and payments from sponsored research and development activities as well as grants from governmental and non-governmental organizations.

Revenue from collaborative arrangements comprises the fair value for the sale of products and services, net of value added tax, rebates and discounts. Revenue from the rendering of services is recognized in the accounting period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total service to be provided. Revenue from collaborative arrangements may include the receipt of non-refundable license fees, milestone payments, and research and development payments. When we have continuing performance obligations under the terms of the arrangements, non-refundable fees and payments are recognized as revenue by reference to the completion of the performance obligation and the economic substance of the agreement.

Our revenue has varied, and we expect revenue to continue to vary, substantially from year to year, depending on the structure and timing of milestone events, as well as our development and commercialization strategies and those of our collaboration partners for our drug candidates. We, therefore, believe that historical period to period comparisons are not meaningful and should not be relied upon as an indicator of our future revenue and performance potential.

Other Income

From the beginning of January 1, 2023 through June 30, 2026, we recognized CHF 0.2 million as other income primarily related to the fair value of the service agreement with Neurosterix Group.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Operating Expenses

Research and Development Costs

From the beginning of January 1, 2023 through June 30, 2026, we incurred CHF 9.9 million in research and development costs. They consist mainly of direct research costs, which include costs associated with the use of contract research organizations, or CROs, and consultants hired to assist on our research and development activities, personnel costs, share-based compensation for our employees and consultants, costs related to regulatory affairs and intellectual property, as well as depreciation for assets used in research and development activities. Following the Neurosterix Transaction executed on April 2, 2024, research and development costs no longer include personnel costs and share-based compensation for employees. We currently use our consultants and CRO’s across our research and development programs.

The following table provides a breakdown of our outsourced research and development costs that are directly attributable to the specified programs for the three-month and six-month period ended June 30, 2026, and 2025:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025

	(CHF in thousands)
GABAB PAM	—	64	—	93
Dipraglurant	6	1	6	4
Other programs	6	3	15	4
Total outsourced research and development costs	12	68	21	101

Our research and development expenses are low due to the Neurosterix Transaction. We have no ongoing self-funded clinical studies and in the medium and long term, our expenses may increase, particularly as we continue the development of our portfolio of drug candidate, initiate further clinical trials and seek marketing approval for our drug candidates.

At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our drug candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our drug candidates. This is due to the numerous risks and uncertainties associated with developing such drug candidates, including:

●	uncertainty related to discovering clinical candidates;
●	uncertainty related to efficiently manufacturing and distributing drug products;
●	competitor intellectual property restraining our freedom to operate; and
●	timing of initiation, completion and outcome of further clinical trials;

In addition, the probability of success for any of our drug candidates will depend on numerous factors, including competition, manufacturing capabilities and commercial viability. A change in the outcome of any of these variables with respect to the development of any of our drug candidates would significantly change the costs, timing and viability associated with the development of that drug candidate.

General and Administrative Costs

General and administrative costs consist primarily of staff costs, including salaries, benefits and share-based compensation cost for our employees, D&O insurances and professional fees including legal fees related to corporate matters and audit fees.

Finance Result, Net

Finance result net consists mainly of currency exchange differences.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Net profit or loss from discontinued operations

The net profit or loss from discontinued operations has been recognized in the statements of comprehensive profit or loss under “net profit or loss from discontinued operations”. It primarily relates to research and development costs, general and administrative costs, finance result related to divested activities, and the consideration received from the sale to Neurosterix’s Group.

Share of net loss of investments accounted for using the equity method

We received an equity interest of 20% in Neurosterix US Holdings LLC as part of the Neurosterix Transaction. The equity interest has been recognized as an investment at fair value based on a financial valuation of Neurosterix’s Group. The carrying amount of the investment has been decreased to recognize the share of loss of Neurosterix’s Group and tested for impairment whenever events or changes in circumstances indicate that its fair value may be below its recoverable amount.

Analysis of Results of Operations

The following table presents our consolidated results of operations for the three-month and six-month periods ended June 30, 2026 and 2025:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025

	(CHF in thousands)
Other income	10	36	18	107
Research and development costs	(38)	(234)	(74)	(391)
General and administrative costs	(617)	(535)	(1,069)	(1,056)
Operating loss from continuing operations	(645)	(733)	(1,125)	(1,340)
Finance result, net	2	6	—	(13)
Share of net loss of investments accounted for using the equity method	(1,102)	(1,232)	(2,331)	(2,079)
Net loss before tax	(1,745)	(1,959)	(3,456)	(3,432)
Income tax expense	—	—	—	—
Net loss from continuing operations	(1,745)	(1,959)	(3,456)	(3,432)
Net profit from discontinued operations (attributable to equity holders of the Group)	—	118	—	118
Net loss for the period	(1,745)	(1,841)	(3,456)	(3,314)

Three Months Ended June 30, 2026 Compared to Three Months Ended June 30, 2025

Other Income

The following table sets forth our other income in the three-month periods ended June 30, 2026 and 2025:

	For the three months ended
	June 30,
	2026	2025

	(CHF in thousands)
Fair value of services received at zero cost	10	34
Other service income	—	2
Total	10	36

During the three-month periods ended June 30, 2026 and 2025, other income primarily related to the fair value of the services received at zero cost from Neurosterix’s Group.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Research and Development Expenses

The following table sets forth our research and development expenses in the three-month periods ended June 30, 2026 and 2025:

	For the three months ended
	June 30,
	2026	2025

	(CHF in thousands)
GABAB PAM	—	64
Dipraglurant	3	1
Other programs	9	3
Subtotal outsourced R&D per program	12	68
Patent maintenance and registration costs	15	54
Fair value of services received at zero costs	8	30
Other operating costs	3	82
Subtotal unallocated R&D expenses	26	166
Total	38	234

Research and development expenses decreased by CHF 0.2 million in the three-month period ended June 30, 2026, compared to the three-month ended period June 30, 2025, primarily due to decreased GABAB PAM outsourced R&D expenses and reduced services received at zero cost from Neurosterix’s Group.

General and Administrative Costs

The following table sets forth our general and administrative costs in the three-month periods ended June 30, 2026 and 2025:

	For the three months ended
	June 30,
	2026	2025

	(CHF in thousands)
Staff costs	222	45
Professional fees	238	320
D&O Insurance	37	47
Listing costs	65	27
Depreciation	25	2
Fair value of services received at zero costs	2	4
Other operating costs	28	90
Total	617	535

General and administrative costs increased by CHF 0.1 million in the three-month period ended June 30, 2026, compared to the three-month period ended June 30, 2025, primarily due to increased staff costs of CHF 0.2 million, partially offset by lower Professional fees of CHF 0.1 million.

Share of net loss of investments accounted for using the equity method

	For the three months ended
	June 30,
	2026	2025

	(CHF in thousands)
Share of net loss for the period of Neurosterix’s Group	1,102	1,232
Total	1,102	1,232

The share of the net loss of Neurosterix’s Group decreased by CHF 0.1 million in the three-month period ended June 30, 2026, compared to the three-month period ended June 30, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Other Income

The following table sets forth our other income in the six-month periods ended June 30, 2026 and 2025:

	For the six months ended
	June 30,
	2026	2025

	(CHF in thousands)
Fair value of services received at zero	18	105
Other service income	—	2
Total	18	107

During the six-month periods ended June 30, 2026 and 2025, other income primarily related to the fair value of the services received at zero cost from Neurosterix’s Group.

Research and Development Expenses

The following table sets forth our research and development expenses in the six-month periods ended June 30, 2026 and 2025:

	For the six months ended
	June 30,
	2026	2025

	(CHF in thousands)
GABAB PAM	—	93
Dipraglurant	6	4
Other programs	15	4
Subtotal outsourced R&D per program	21	101
Patent maintenance and registration costs	30	97
Fair value of services received at zero costs	10	93
Other operating costs	13	100
Subtotal unallocated R&D expenses	53	290
Total	74	391

Research and development expenses decreased by CHF 0.3 million in the six-month period ended June 30, 2026, compared to the six-month ended period June 30, 2025, primarily due to decreased GABAB PAM outsourced R&D expenses and reduced services received at zero cost from Neurosterix’s Group.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General and Administrative Costs

The following table sets forth our general and administrative costs in the six-month periods ended June 30, 2026 and 2025:

	For the six months ended
	June 30,
	2026	2025

	(CHF in thousands)
Staff costs	441	146
Professional fees	356	622
D&O Insurance	74	92
Listing costs	106	91
Depreciation	35	4
Fair value of services received at zero costs	8	12
Other operating costs	49	89
Total	1,069	1,056

General and administrative costs, primarily driven by staff costs and professional fees, remained stable around CHF 1.1 million in the six-month period ended June 30, 2026, compared to the six-month period ended June 30, 2025.

Share of net loss of investments accounted for using the equity method

	For the six months ended
	June 30,
	2026	2025

	(CHF in thousands)
Share of net loss for the period of Neurosterix’s Group	2,331	2,079
Total	2,331	2,079

The share of the net loss of Neurosterix’s Group increased by CHF 0.3 million in the six-month period ended June 30, 2026, compared to the six-month period ended June 30, 2025.

Capital Resources

Since our inception through June 30, 2026, we have generated CHF 66.8 million of revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through June 30, 2026, we raised an aggregate of CHF 357.1 million of gross proceeds from the sale of equity. We have also raised gross proceeds of CHF 5.0 million and acquired a 20% equity interest in Neurosterix US Holdings LLC as part of the Neurosterix Transaction executed on April 2, 2024.

As at June 30, 2026, we had CHF 0.8 million in cash and cash equivalents. From July 1, 2026 to August 25, 2026, we raised gross proceeds of USD 2.8 million (CHF 2.3 million) through the sale of 52,970,533 shares of which 52,762,680 have been sold in a form of ADSs through the At the Market (ATM) offering agreement with H.C. Wainwright & Co.

Our primary uses of cash are to fund operating expenses, which consist mainly of research and development expenditures and associated general and administrative costs. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the changes in our outstanding accounts payable and accrued expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.

In the medium and long term, we expect an increase of our expenses compared to the six-month period ended June 30, 2026, as we continue the development of our GABAB PAM chronic cough drug candidate, initiate further clinical trials and seek marketing approval for our drug candidates.

In addition, if we obtain marketing approval for any of our drug candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

are not the responsibility of potential collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

The Group expects that its existing cash and cash equivalents at the issuance date of these unaudited interim condensed consolidated financial statements will be sufficient to fund its operations and meet all of its obligations as they fall due through the fourth quarter of 2027. These factors individually and collectively indicate that a material uncertainty exists that raises substantial doubt about the Group’s ability to continue as a going concern for one year from the issuance date of these unaudited interim condensed consolidated financial statements. Our future viability is dependent on our ability to monetize our intellectual property portfolio or financial assets and /or raise additional capital through public or private financing that may dilute existing shareholders. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of our ongoing and planned preclinical and clinical study for our drug candidates,
●	the extent to which we out-license, in-license, sell or acquire other drug candidates and technologies;
●	the number and development requirements of other drug candidates that we may pursue;
●	the costs, timing and outcome of regulatory review of our drug candidates;
●	cost associated with finding alternative suppliers due to geopolitical events such as the ongoing war in Ukraine and the Middle East conflict;
●	the costs associated with building out our operations; and
●	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our drug candidates for which we receive marketing approval.

Identifying potential drug candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our drug candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Until such time, if ever, as we can generate substantial product revenue, we may finance our cash needs through a combination of equity offerings, debt financing, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following table shows a summary of our cash flows of the continuing operations for the periods indicated:

	For the six months ended
	June 30,
	2026	2025

	(CHF in thousands)
Net cash flows used in operating activities	(1,234)	(1,019)
Net cash flows used in investing activities	—	(737)
Net cash flows from financing activities	355	747
Net cash used in continuing activities	(879)	(1,009)

Operating activities of continuing activities

Net cash flows used in operating activities consist of the net loss from continuing operations adjusted for changes in net working capital (current assets less current liabilities), and for non-cash items such as the share of net loss of associates, the value of share-based services and changes in post-employment benefits.

During the six-month period ended June 30, 2026, continuing operating activities used CHF 1.2 million of cash primarily due to our continued net loss of CHF 3.5 million partially offset by non-cash items of CHF 2.4 million primarily related to the share of the net loss of Neurosterix’s Group and an increased net working capital of CHF 0.1 million due to increased prepayments primarily driven by the retirement benefit contributions paid annually at the beginning of the year.

During the six-month period ended June 30, 2025, operating activities used CHF 1.0 million of cash primarily due to our net loss of CHF 3.4 million partially offset by a decreased net working capital of CHF 0.3 million and non-cash items of CHF 2.1 million primarily related to the share of the net loss of the Neurosterix’s Group.

Investing activities of continuing activities

Net cash flows used in investing activities consists primarily of investments in equity interest.

During the six-month period ended June 30, 2026, cash used in continuing investing activities was nil, whilst it amounted to CHF 0.8 million for the same period ended June 30, 2025 due to the equity investment in Stalicla Ltd.

Financing activities of continuing activities

Net cash flows from financing activities, primarily consists of proceeds from the sale of equity securities.

During the six-month period ended June 30, 2026, net cash flows from financing activities amounted to CHF 0.4 million and primarily related to the net proceeds from the sale of treasury shares sold under the form of ADSs through the At the Market Agreement with H.C. Wainwright.

During the six-month period ended June 30, 2025, net cash flows from financing activities amounted to CHF 0.7 million and primarily related to the net proceeds from the sale of treasury shares.

Off-Balance Sheet Arrangements

As of the date of the discussion and analysis and during the period presented, we did not have, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the U.S. Securities and Exchange Commission.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our unaudited interim condensed consolidated financial statements, which we have prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Recent Accounting Pronouncements

The adoption of IFRS standards as issued by the IASB and interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2026, had no material impact on our financial position or disclosures made in our unaudited interim condensed consolidated financial statements.

JOBS Act Transition Period

We were an “emerging growth company” as defined in the JOBS Act for the finance reporting published until December 31, 2025. During this period, we took advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies primarily related to the exemption from complying with the auditor attestation requirements of Section 404. Even though we are no longer an emerging growth company, we remain exempt from the auditor attestation requirements of Section 404 pursuant to the rules of the SEC because we remain a “non-accelerated filer” defined in rule 12b2-2 under the Exchange Act as a public company with an aggregate market value of its outstanding shares held by non-affiliates below $75 million as of June 30 of each fiscal year. The other exemptions that we no longer benefit relate to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation including golden parachute compensation.